Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income tax expense (benefits)	$4,177	$3,323	$(5,539)	$7,321	$5,306
Add:
Equity (earnings) losses from affiliates	(462)	(448)	309	(327)	(1,019)
Dividends received from affiliates	310	317	298	342	252
Fixed Charges, excluding capitalized interest	1,188	1,214	1,152	1,081	1,016
Amortization of capitalized interest	56	73	50	33	34

Total earnings (losses) available for fixed charges	$5,269	$4,479	$(3,730)	$8,450	$5,589

Fixed charges:
Interest on debt and finance lease charges	$966	$991	$927	$882	$843
Capitalized interest	44	44	55	44	24
Interest element on rental expense	222	223	225	199	173

Total fixed charges	$1,232	$1,258	$1,207	$1,125	$1,040

Ratio of earnings to fixed charges	4.3	3.6	**	7.5	5.4

**	Earnings did not cover fixed charges by $4.9 billion during the fiscal year ended June 30, 2009 due to non-cash impairment charges of $8.9 billion ($7.2 billion net of tax). (See Note 9 to the Consolidated Financial Statements of News Corporation for futher discussion)